APT Systems, Inc.

August 16, 2013

Mark P. Shuman, Branch Chief - Legal

Securities and Exchange Commission

Washington, D.C. 20549

Re:	APT Systems, Inc. (the Company)
Form S-1 Registration Statement
File Number: 333-181597

Ladies and Gentlemen;

APT Systems, Inc. represents the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

APT Systems, Inc.

/s/ Glenda Dowie	/s/ Joseph Gagnon	/s/ Carl Hussey
Glenda Dowie, President	Joseph Gagnon, Secretary	Carl Hussey, Treasurer